SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2

                          BLACK WARRIOR WIRELINE CORP
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                              CHARLES E. UNDERBRINK
                                245 STEWART DRIVE
                            MERRITT ISLAND, FLORIDA 32952
                                 (321) 986-6129
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 12, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS:   CHARLES E. UNDERBRINK
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
|      |
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS *     PF
|      |
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)       [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Florida
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                       8,279,635
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                      71,837,885
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                       8,279,635
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                      71,837,885
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                          80,135,520
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *            [ ]
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                86.6%
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|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  IN
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ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2005, (the "Original Filing"), with respect to shares of BWWL Common Stock beneficially owned by Charles E. Underbrink. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Filing.

Charles Underbrink has beneficial ownership of 80,135,520 Shares of Common Stock of BWWC. Of the Shares, 8,279,635 Shares ("Personal Shares") were acquired by the Underbrink Family Entities and 71,837,885 Shares ("St. James Shares") were acquired by SJMB, L.P.

Mr. Underbrink disclaims beneficial ownership of the St. James Shares.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On December 12, 2005, St. James Capital Corp. resigned as general partner of SJCP and a successor general partner not affiliated with Mr. Underbrink was designated. Accordingly, the Shares beneficially owned by SJCP are no longer controlled by Mr. Underbrink are are not included as beneficial Shares under his name.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 2005




                                         Signature:  /S/ CHARLES E. UNDERBRINK
                                         Name:       CHARLES E. UNDERBRINK